U.S. Securities and Exchange Commission
Division of Investment Management

VIA E-MAIL

September 15, 2025

Allison Fumai, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, N Y 10036-6797

Re: Baron ETF Trust
File Nos. 333-289683 and 811-24115

Dear Ms. Fumai:

On August 18, 2025, you filed an initial registration statement on Form N-1A with respect to the following: Baron First Principles ETF, Baron Global Durable Advantage ETF, Baron SMID Cap ETF, Baron Financials ETF, and Baron Technology ETF (each, a "Fund," and collectively, "Funds"). We have reviewed the registration statement and our comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please inform the staff if a party other than the Fund's sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

3. Please confirm the Fund will file a fidelity bond under Form 40-17G.

4. Please apply any comments on a particular Fund globally to each of the Funds, if applicable.

FOR ALL FUNDS - PROSPECTUS

Expense Example

5. Please provide updated figures in the expense example for each Fund.

BARON FIRST PRINCIPLES ETF

Investments, Risks, and Performance, pages 1-4

6. Please consider explaining the term "Principles First" and how it relates to the Fund's objectives and strategies.

7. Under principal investment strategies of the Fund, the first paragraph states that the Fund may borrow money from banks (leverage) in an amount up to one-third of its total assets. Please confirm whether the Fund will employ leverage within the first 12 months of operations. If so, please add a line item for interest expense to the fee table.

8. On page 2, the staff notes principal risk factors, "Industry Concentration" and "Risks of Emphasizing a Sector or Industry." Please identify the specific industry or sectors the Fund may concentrate in and include related disclosures in the principal investment strategies section.

9. The staff notes there is a "Common CEO Risk" for this Fund. Please include this discussion in the principal investment strategies section, as there is no reference to Fund's investment in companies with certain persons in common (including chief executive officers or others fundamental to the success of the company).

10. Under "ETF Structure Risks," please also disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

BARON GLOBAL DURABLE ADVANTAGE ETF

Investments, Risks, and Performance, pages 5-9

11. Please supplementally explain what is meant by "durable advantage" in the Fund's name with respect to the Fund's investment strategy, and how it is measured.

12. Please disclose that this Fund is classified as a "diversified" investment company, consistent with the disclosure on page 1 of the Statement of Additional Information ("SAI").

13. The first paragraph states, "The Fund seeks to achieve its investment objective by investing primarily in equity securities in the form of common stock of established and emerging markets companies located throughout the world, with capitalizations within the range of companies included in the MSCI ACWI Index Net USD."

    (a) In the disclosure, please define "emerging markets companies," and the criteria used to determine how the Fund determines a company is an emerging markets company.

    (b) Please identify the market capitalization range for the MSCI ACWI Index Net USD in the disclosure. You can note that the range provided is as of a particular date, and that it may fluctuate over time.

14. The second paragraph states in part, "The Adviser seeks to invest primarily in what it believes are unique, well-managed, competitively advantaged businesses…" Please provide examples or explain what is meant by "unique" in the disclosure.

15. On page 6, the staff notes principal risk factors, "Concentration" (that the Fund may hold large positions in a "relatively limited number of issuers, investments or industries") and "Risks of Emphasizing a Region, Sector or Industry." Please identify the specific types of issuers, region, sector or industry that the Fund may concentrate/emphasize and update the principal investment strategy disclosure accordingly.

16. The staff notes "Technology" risk which describes the risk of investing in technology companies. If investments in technology companies are a principal investment strategy of the Fund, please include related disclosure in the principal investment strategy section.

17. The staff notes "Emerging Markets and Developing Countries Risk" (page 7). Please clarify in the disclosure whether the term "developing countries" is synonymous with "emerging markets" (referenced in the principal investment strategies discussion). If they are investments in different regions, to the extent they are principal investment strategies, please include related disclosures for both in the principal investment strategies and the principal risks sections.

18. On pages 7-8, the staff notes the following principal risk factors with extensive discussions under each risk: "Risks Associated with China and Hong Kong," "Risks Associated with Investing in Chinese Companies through Variable Interest Entities" and "Risks related to Variable Interest Entities." To the extent investments in China (and through Variable Interest Entities) and Hong Kong are principal investment strategies of the Fund, please update the principal investment strategy disclosures accordingly.

19. Under "ETF Structure Risks," please also disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

BARON SMID CAP ETF

Investments, Risks, and Performance, pages 11-14

20. The first sentence of this section states that the Fund will invest at least 80% of its net assets in securities of small- and mid-sized companies. Please disclose the specific types of securities in which the Fund intends to invest (*e.g.*, equity securities).

21. Please include the dollar range of the market capitalization of the securities in the Russell Midcap Growth Index that is referenced in the principal investment strategies section. You can note that the range provided is as of a particular date, and that it may fluctuate over time.

22. Please include any policy to concentrate in securities or issuers in a particular industry or group of industries, or any geographic concentrations.

23. On page 12, the staff notes "Technology" and "Health Care Sector Risk." If investments in technology or health care companies are principal investment strategies of the Fund, please include related disclosures in the principal investment strategy section.

BARON FINANCIALS ETF

Investments, Risks, and Performance, pages 15-19

24. On page 16, the staff notes the following principal risk factors: "FinTech Companies," "Information Technology Sector" and "IT Services Industry." Please clarify in the disclosure whether the companies described in each of these risk factors are part of the Financials and Financials-related companies that constitute the Fund's 80% policy. If not, please include related disclosures in the investment strategy section.

25. The staff notes "Developing Countries" as a principal risk. Please clarify in the disclosure whether the term "developing countries" is synonymous with "emerging markets" (referenced in the principal investment strategies discussion). If they are investments in different regions, to the extent they are principal investment strategies, please include related disclosures for both in the principal investment strategies and the principal risks sections.

26. Under "ETF Structure Risks," please also disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

27. In the "Performance" section (page 18), the disclosure indicates the Fund has adopted the performance of the "Predecessor Fund" as a result of a would-be reorganization (the transfer of the

Predecessor Fund's assets and liabilities to the Fund). Please supplementally provide the timing of the reorganization, and also confirm that the Fund will not sell shares using this registration statement until the reorganization is consummated.

BARON TECHNOLOGY ETF

Investments, Risks, and Performance, pages 21-25

28. On the same page, the staff notes "Consumer Discretionary Sector" risk. If investments in the consumer discretionary sector is a principal investment strategy of the Fund, please include related disclosure in the investment strategy section.

29. Under "ETF Structure Risks," please also disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

30. In the "Performance" section (page 24), the disclosure indicates the Fund has adopted the performance of the "Predecessor Fund" as a result of a would-be reorganization (the transfer of the Predecessor Fund's assets and liabilities to the Fund). Please supplementally provide the timing of the reorganization, and also confirm that the Fund will not sell shares using this registration statement until the reorganization is consummated.

Information about the Funds, pages 27-28

31. On page 27, the disclosure states that the Baron First Principles ETF, Baron SMID Cap ETF, Baron Financials ETF and Baron Technology ETF may invest in American Depository Receipts, Global Depository Receipts, European Depository Receipts or directly in the securities of non-U.S. issuers, provided that the aggregate amount of such investments does not exceed 35% of a Fund's respective total assets at the time of purchase. Please include this information in Item 4 for each Fund since the current disclosure only has general references to investments in "securities" or "equity securities."

32. The disclosure under the heading, "Baron Global Durable Advantage ETF," states, "The Fund may also invest up to a maximum of 25% in Chinese companies through Variable Interest Entities ('VIEs') and directly via Stock Connect." Please include this disclosure in Item 4 as well.

33. On page 28, the disclosure states, "The Funds may invest in debt securities that have a rating of, or equivalent to, at least 'BBB' by S&P Global Ratings or 'Baa' by Moody's Investors Services, Inc., or if unrated, are judged by the Adviser to be of comparable quality." Please add here that each Fund may invest up to 35% of its total assets in such securities, consistent with the disclosure on page 9 of the SAI.

Investment Criteria and Process, page 29

34. The second and third full paragraphs describe the Adviser's application of environmental, social, and governance ("ESG") factors. In the second paragraph, the disclosures states, "The Adviser applies an exclusionary screen for investments for ***all*** of its investment strategies and Funds which prohibits the set-up of potential investments in companies in the adult entertainment, civilian firearms, cluster munitions, and tobacco industries." (emphasis added)

    (a) Please specify the factors applied by this exclusionary screen, including any quantitative thresholds (e.g., revenue) or qualitative factors used to determine a company's industry classification or whether a company is engaged in the excluded activity.

    (b) The third paragraph discloses, "Because the Funds are not ESG-focused funds, these considerations ***may not be conclusive or employed in the analysis of all companies***, and securities of companies may be purchased and/or retained by the Funds for reasons other than ESG factors." (emphasis added) Please reconcile this statement with the one above that states the adviser applies an exclusionary screen for all investments.

    (c) The staff notes there is a "Sustainability Risk" (page 37). Please consider incorporating the risk of relying on third-party ESG ratings and research (discussed on page 29).

35. The staff notes the risk factor, "Special Situations" (page 37), that discusses equity swap transactions. Please confirm the accuracy of this heading. Please note there is a "Special Situations" risk under the Baron SMID Cap ETF (page 15) with a different disclosure describing events such as the development of new products, management change, acquisitions, etc.

STATEMENT OF ADDITIONAL INFORMATION

Fund Policies, pages 12-13

36. With respect to the Baron Global Durable Advantage ETF, Baron SMID Cap ETF and Baron Financials ETF, please disclose the Fund's diversification policy.

Investment Advisory and Other Services, pages 28-31

37. On page 28, under the heading, "Investment Advisory and Other Services," the disclosure states, "Mr. Baron is the controlling stockholder of BCG." Please specify which Baron this references by including the first name.

38. In the same section, the disclosure indicates that the Adviser may waive receipt of its fees. Please confirm whether the Adviser can recoup such waived fees and, if so, please disclose the terms of recoupment.

Financial Statements, pages 41-43

39. Page 42 of the SAI, under the heading, "Offering and Organizational Costs":

    (a) Please explain if the offering costs may be recouped by the Adviser.
    (b) Provide estimated organizational costs.
    (c) Explain if the Adviser will also absorb the organizational costs.

DECLARATION OF TRUST OF BARON ETF TRUST ("Declaration of Trust")

40. Article VIII, Section 8.9 (Derivative Actions) states in relevant part, that shareholders may not bring a derivative action unless the complaining shareholders have made a written demand. It also states that the Board of Trustees will consider the merits of the claim within 60 calendar days, or longer, of the demand. Please disclose these provisions in an appropriate location in the prospectus.

41. Section 8.9(a) states in relevant part that, shareholders must bring claims "as a derivative claim subject to section 8.9 irrespective of whether such claim involves a violation of the Shareholders' rights under this Declaration of Trust or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim." Part (b) states, "At least 10% of the Shareholders of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action…"

    Please revise these provisions in the organizational document to state that they do not apply to claims arising under the federal securities laws. Please also disclose these provisions in an appropriate location in the prospectus and disclose that these provisions do not apply to claims arising under the federal securities laws.

42. Section 8.9(e) states, "…after considering the merits of the claim, [if the Board] has determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the complaining Shareholders shall be barred from commencing the derivative Action." Please revise the Declaration of Trust to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose this provision in an appropriate location in the prospectus and disclose that it does not apply to federal securities law claims.

43. Article VIII, Section 8.11 (Jurisdiction and Waiver of Jury Trial) states in relevant part, that "unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for any suit, action or proceeding by …any Shareholder …shall be the Court of Chancery of the State of Delaware…" Although this section provides an exception for causes of action arising under federal securities laws, please disclose this provision in an appropriate location in the prospectus and corresponding risks of such a provision even as to non-federal securities law claims *(e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum), and disclose that the provision does not apply to claims arising under the federal securities laws.

44. Section 8.11 also states that in any connection with any suit, action, or proceedings brought in the Superior Court in the State of Delaware, all shareholders irrevocably waive the right to a jury trial.

Please disclose in an appropriate location in the prospectus that shareholders irrevocably waive the right to a jury trial.

*****

Responses to this letter should be made in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act of 1933 and a supplemental letter filed on EDGAR that includes your responses to each of these comments. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

We remind you that the Funds are responsible for the accuracy and adequacy of their disclosures in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Jeffrey W. Long, Staff Accountant, at (202) 551-6983, longjw@sec.gov.

Sincerely,

/s/ Soo Im-Tang

Soo Im-Tang
Attorney-Adviser

cc: Jeffrey W. Long, Staff Accountant
John Lee, Senior Special Counsel
Michael Kosoff, Acting Assistant Director